

Mail Stop 4546

November 22, 2016

J. Patrick Gallagher, Jr.
Chairman, President and Chief Executive Officer
Arthur J. Gallagher & Co.
Two Pierce Place
Itasca, IL 60143

> **Re:** **Arthur J. Gallagher & Co.**
> **Registration Statement on Form S-4**
> **Filed November 22, 2016**
> **File No. 333-214617**

Dear Mr. Gallagher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at (202) 551-6553 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Andrew L. Fabens, Esq.
Gibson, Dunn & Crutcher LLP